Filed by Biglari Holdings Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Advance Auto Parts, Inc.
Registration No. 333-166445

On April 30, 2010, Biglari Holdings Inc. issued the following press release:

Biglari Holdings Inc. Commences Exchange Offer for Shares of Advance Auto Parts, Inc.

SAN ANTONIO, TX, April 30 -- Biglari Holdings Inc. (NYSE:BH) today announced that it has commenced an exchange offer for up to 1,409,367 shares of Advance Auto Parts, Inc. (NYSE:AAP). The exchange ratio for the offer is one share of Advance common stock for 0.1179 shares of Biglari Holdings common stock.  The offer represents a premium to today's closing stock price of Advance Auto Parts.

Biglari Holdings' offer is not conditioned on any minimum number of Advance shares being tendered.  The complete terms and conditions of the exchange offer are set forth in the registration statement and the other offering documents filed today by Biglari Holdings with the Securities and Exchange Commission. The exchange offer is conditioned upon, among other things, the registration statement for the issuance of Biglari Holdings shares in the exchange offer being declared effective by the Securities and Exchange Commission and the New York Stock Exchange having authorized the listing of the shares of Biglari Holdings common stock to be issued in the offer.

The exchange offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, May 27, 2010, unless extended.

Morrow & Co., LLC is acting as Information Agent for the exchange offer.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Biglari Holdings has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and stockholders of Advance are advised to read this registration statement and related disclosure materials carefully because they contain important information. Investors and stockholders may obtain a free copy of the disclosure materials and other documents filed by Biglari Holdings with the Securities and Exchange Commission at the SEC's website at http://www.sec.gov/. A free copy of the disclosure materials and other documents of Biglari Holdings may also be obtained from Biglari Holdings upon request by directing such request to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, E-mail: offer.info@morrowco.com. Banks and brokerage firms please call: (203) 658-9400. Stockholders call toll free: (800) 607-0088.

Forward-Looking Statements

This release contains forward-looking statements relating to Biglari Holdings Inc.'s exchange offer for shares of Advance Auto Parts, Inc. common stock and Biglari Holdings' expectations with regard to the proposed transaction. These forward-looking statements are based on Biglari Holdings' current intent, expectations, estimates and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. In addition, some factors are beyond Biglari Holdings' control. Factors that could cause actual results to differ materially from the statements made in this release include, among others: (i) the willingness of Advance stockholders to tender their shares in the exchange offer and the number and timing of shares tendered; (ii) the satisfaction, or waiver by Biglari Holdings to the extent legally permissible, of all conditions to the exchange offer; and (iii) other factors as described in filings with the Securities and Exchange Commission, including the factors discussed under the heading "Risk Factors" in Biglari Holdings' prospectus included in its registration statement on Form S-4 as filed with the Securities and Exchange Commission on April 30, 2010.